

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2019

Brad Domitrovitsch
Chief Executive Officer
American Energy Partners, Inc.
P.O. Box 443
Allentown, PA 18105

>   **Re: American Energy Partners, Inc.**
>   **Amendment No. 1 to Offering Statement on Form 1-A**
>   **Filed November 26, 2019**
>   **File No. 024-11091**

Dear Mr. Domitrovitsch:

   We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on November 26, 2019

Financial Statements
Notes to the Consolidated Financial Statements (unaudited) - September 30, 2019 and 2018
Note 4. Acquisitions, page F-40

1.   Revise to provide historical financial statements and pro forma financial information for Hickman Geological Consulting, LLC pursuant to Rules 8-04 and 8-05 of Regulation S-X or tell us why such information is not required. Refer to Part F/S (b)(7)(iii) and (b)(7)(iv) of Form 1-A.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Peter DiChiara